Exhibit (a)(1)(P)

Blackbaud Completes Acquisition of Kintera

Blackbaud’s CRM capabilities, open APIs, and comprehensive product offerings combine with Kintera’s SaaS expertise to benefit entire nonprofit sector

Charleston, S.C. (July 9, 2008) – Blackbaud®, Inc. (NASDAQ: BLKB), the leading provider of software and related services designed specifically for nonprofit organizations, announced today that it has completed the acquisition of Kintera®, Inc., the leader and pioneering provider of Software as a Service (SaaS) solutions to the nonprofit and government sectors. Upon the closing of the acquisition, all remaining outstanding Kintera shares that were not tendered prior to the expiry of the tender offer were converted into the right to receive $1.12 per share in cash. As a result of the transaction, Kintera has become a wholly-owned subsidiary of Blackbaud.

“The addition of Kintera’s expertise in SaaS and donor acquisition to Blackbaud’s leadership in donor cultivation and engagement is very exciting for us and for the nonprofit sector as a whole,” said Marc Chardon, Blackbaud’s chief executive officer. “Nonprofits are being faced with increasingly complex mission requirements and with donors who want instant, direct involvement. Internet-focused technology can provide those new levels of flexibility and immediacy that are critical for sustainable growth.

“Expanding Blackbaud’s set of online offerings in this way furthers our commitment to providing the best in Internet solutions and services that we have been delivering for nearly a decade, and Blackbaud will provide a roadmap regarding the integration of Kintera products in the near future. We are dedicated to empowering the 4500 nonprofits that use our Internet solutions with options—both in deployment and in interoperability—through our open APIs, and through the solutions’ rapidly expanding developer networks.”

The core capabilities of Kintera and Blackbaud are complementary, meeting the nonprofit sector’s needs for both donor acquisition and stewardship. Blackbaud’s suite of CRM solutions, including The Raiser’s Edge® , coupled with Kintera offerings, such as its Friends Asking Friends® team fundraising solution, advocacy solutions, and Kintera Connect™ are all well suited to help organizations engage, retain and grow their supporter bases. Similarly, Blackbaud® NetCommunity™, with its proven ability to enhance the value of data in The Raiser’s Edge, The Financial Edge™, Blackbaud Student Information System™, etc., is ideally suited for enriching the online experience of current donors and increases the value of data that already exists in a nonprofit’s CRM system.

Blackbaud will support all of Kintera’s current offerings, from Kintera Sphere® to Kintera FundWare® and Kintera P!N Electronic Screening®, and from Kintera Connect™ and its CRM solution to its Kintera GivingFund™. The companies’ combined R&D teams will examine how to best extend the capabilities of each product set so that they meet the needs of customers and prospects today and in the future. “Combining Kintera’s solutions with Blackbaud’s will allow us to continue to grow these important business segments,” said Chardon. Blackbaud will provide its product roadmap for the integration of Kintera products in the near future.

Kintera will continue to be led by Richard LaBarbera, its current president and CEO, and a high-tech industry veteran with more than 30 years experience working with such leading software providers as Sybase, Siemens/Nixdorf, Storage Technology and IBM. Kintera operations will continue to be directed from its existing offices in San Diego and Denver.

“Now that our organizations can begin working together, we will quickly work to significantly improve the customer’s experience. Blackbaud is committed to ensuring that integration between Kintera products and Blackbaud’s product suite, including The Raiser’s Edge, as well as eTapestry® and Target’s Team

Approach® are the finest in the industry. In addition, we will provide the world’s best professional services and support,” LaBarbera said. “Finally, nonprofits can be confident that, when choosing a Kintera product, it will be backed by Blackbaud’s robust corporate infrastructure. They can rest assured that the partner they have selected will be there to serve them for years to come.”

“We use Team Approach for donor management and Kintera tools for fundraising and online marketing,” said Marla Davidson, chief information officer and executive vice president of strategy management for the Arthritis Foundation. “The prospect of consolidating our vendor relationships and having the two critical components of our software infrastructure work together is very exciting for us.”

“Blackbaud is known for its best-in-class service and has been a stable partner for nonprofits for a long time,” said Amber Davidson, communications director for EQUIP, a large nonprofit with operations in 104 countries that focuses on developing international Christian leaders. “Having the on-demand software from Kintera delivered and backed by a partner like Blackbaud gives us a great deal of confidence going forward.”

About Blackbaud

Blackbaud is the leading global provider of software and services designed specifically for nonprofit organizations, enabling them to improve operational efficiency, build strong relationships, and raise more money to support their missions. Approximately 19,000 organizations — including the American Red Cross, Dartmouth College, the WGBH Educational Foundation, Episcopal High School, Lincoln Center, Cancer Research UK, Special Olympics, and Arthritis Foundation — use one or more of Blackbaud products and services for fundraising, constituent relationship management, financial management, direct marketing, school administration, ticketing, business intelligence, website management, prospect research, consulting, and analytics. Since 1981, Blackbaud’s sole focus and expertise has been partnering with nonprofits and providing them the solutions they need to make a difference in their local communities and worldwide. Headquartered in the United States, Blackbaud also has operations in Canada, the United Kingdom, and Australia. For more information, visit www.blackbaud.com.

Contacts:

Investors:

Tim Dolan

ICR

timothy.dolan@icrinc.com

617.956.6727

Media:

Melanie Milonas

Blackbaud, Inc.

melanie.milonas@blackbaud.com

843.216.6200 x3307

Source: Blackbaud

Forward-looking Statements

Except for historical information, all of the statements, expectations, and assumptions contained in this news release are forward-looking statements that involve a number of risks and uncertainties. Although Blackbaud attempts to be accurate in making these forward-looking statements, it is possible that future circumstances might differ from the assumptions on which such statements are based. In addition, other important factors that could cause results to differ materially include the following risks related to the expected timing and financial or other benefits of the Kintera acquisition: management of integration of acquired companies and other risks associated with acquisitions; risk associated with successful implementation of multiple integrated software products; the ability to attract and retain key personnel; risks related to our dividend policy and share repurchase program, including potential limitations on our ability to grow and the possibility that we might discontinue payment of dividends; risks relating to restrictions imposed by the credit facility; risks associated with management of growth; lengthy sales and implementation cycles, particularly in larger organizations; technological changes that make our products and services less competitive; and the other risk factors set forth from time to time in the SEC filings for Blackbaud, copies of which are available free of charge at the SEC’s website at www.sec.gov upon request from Blackbaud’s investor relations department.

All Blackbaud product names appearing herein are trademarks or registered trademarks of Blackbaud, Inc.